PROSPECTUS
                                                         [LOGO]
                          78,988 SHARES
                          AMTRAN, INC.
                          COMMON STOCK


                         _______________

                          AMTRAN, INC.
                   7337 WEST WASHINGTON STREET
                  INDIANAPOLIS, INDIANA  46231
                         (317) 247-4000
                        ________________

   This prospectus covers the sale of up to 78,988 shares of common stock of Amtran, Inc.

   Our common stock trades on the Nasdaq  National Market tier of
the  Nasdaq Stock Market under the symbol "AMTR."   On  September
17, 1999, the last sale price of our common stock as reported by Nasdaq was $20.00 per share.

   The shareholders named in this prospectus are offering these shares for sale. Any or all of these shares may be sold, from time to time, by means of ordinary brokerage transactions or otherwise. We will receive none of the proceeds of the sale of these shares.

   INVESTING IN OUR COMMON STOCK  INVOLVES  CERTAIN  RISKS.   SEE
"RISK FACTORS" BEGINNING ON PAGE 4.

                       __________________

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                       ___________________

       The date of this prospectus is September 21, 1999.

   We  have  not  authorized  anyone  (including any salesman  or broker) to give oral or written information  about  this offering
that   is   different  from  the  information  included  in  this
prospectus or that is not included in this prospectus.

                        TABLE OF CONTENTS
                                                           PAGE


Where You Can Find More Information...........................3

Risk Factors..................................................4

About Amtran.................................................12

Use of Proceeds..............................................12

Selling Shareholders.........................................13

Plan of Distribution.........................................13

Legal Matters................................................14

Experts......................................................15


   References in this prospectus to "we," "us," "our" and "Amtran" refer to Amtran, Inc. and its subsidiaries.

               WHERE YOU CAN FIND MORE INFORMATION

   Federal securities law requires Amtran to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, Amtran files annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

   <circle>New York Regional Office, Seven  World  Trade  Center,
     Suite 1300, New York, New York  10048

   <circle>Chicago  Regional  Office,  Citicorp  Center, 500 West
     Madison Street, Suite 1400, Chicago, Illinois  60661

   You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that, like Amtran, file information electronically with the Commission. You can also inspect information about Amtran at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, Washington, D.C. 20006.

   The Commission allows Amtran to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the
Commission will automatically update and supersede the information we've included in this prospectus. We incorporate by reference the documents listed below. We also incorporate by reference any future filings Amtran makes with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all of the shares or until the offering of the shares is otherwise ended. This prospectus is part of a registration statement that we filed with the Commission (Registration No. 333-86791).

FILINGS                          PERIOD

Annual Report on Form 10-K       Year ended December 31, 1998

Quarterly Report on Form 10-Q    Quarter ended March 31, 1999
                                 Quarter ended June 30, 1999

Proxy Statement                  Filed April 9, 1999

The description of Amtran common stock set forth in the Registration Statement on Form 8-A (File No. 0-21642), filed with the Commission on April 28, 1993, including any amendment or report filed with the Commission for the purpose of updating such description.

   You can request a free copy of these filings by writing or calling us at the following address:

                          Amtran, Inc.
                   7337 West Washington Street
                  Indianapolis, Indiana  46231
                  Attention:  Kenneth K. Wolff
                         (317) 247-4000

   You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information or additional information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                          RISK FACTORS

   INVESTING IN OUR COMMON STOCK INVOLVES RISKS. THIS SECTION DESCRIBES SOME, BUT NOT ALL, OF THESE RISKS. THE ORDER IN WHICH THESE RISKS ARE LISTED DOES NOT NECESSARILY INDICATE THEIR RELATIVE PRIORITY. YOU SHOULD CAREFULLY CONSIDER THESE RISKS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.

   THIS PROSPECTUS, INCLUDING INFORMATION IN OUR PUBLIC DOCUMENTS INCORPORATED BY REFERENCE, CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS, PLANS, OBJECTIVES, FUTURE PERFORMANCE AND BUSINESS. THESE STATEMENTS INCLUDE WORDS SUCH AS "BELIEVE," "EXPECT," "ANTICIPATE," "INTEND," "ESTIMATE" OR SIMILAR EXPRESSIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, AMONG OTHERS, THOSE DESCRIBED UNDER "RISK FACTORS." ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS.

WE ARE HIGHLY LEVERAGED.

   At June 30, 1999, on a consolidated basis, we had approximately $254.5 million of outstanding debt, approximately $24 million of which was secured. Our total shareholders' equity on a consolidated basis as of June 30, 1999, was approximately $137.2 million. In addition, we have substantial obligations under operating leases for aircraft. These debt and lease obligations represent significant financial leverage, even in the highly leveraged airline industry.

   The degree to which we are leveraged could, among other things:

   <circle>impair  our  ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes;

   <circle>make   us  more  vulnerable  than   some   of   our
     competitors in a prolonged economic downturn;

   <circle>restrict   our  ability  to  exploit  new  business
     opportunities and limit our flexibility to respond to changing business conditions; and

   <circle>affect  our  competitive position since we  may  be more highly leveraged than some of our competitors.

WE MAY BE UNABLE TO FINANCE ONGOING CAPITAL EXPENDITURES AND DEBT
SERVICE.

   We require significant levels of capital investment for aircraft, engine, and airframe maintenance to maintain our competitive position and expand our operations. We also generally expect to refinance our long term debt at or prior to its maturity. We currently expect that capital expenditures for scheduled maintenance for all of 1999 will total approximately $110.4 million. We also expect to incur capital expenditures in all of 1999 of approximately $143.8 million for acquisitions of additional aircraft and renovations of the Chicago-Midway terminal and hangar and the Indianapolis maintenance and operations center, and approximately $11.8 million in other capital expenditures. If we are unable to obtain sufficient financing for capital expenditures and to refinance maturing debt, our operations and ability to pay debt service may be adversely affected.

OUR  FINANCING  AGREEMENTS  AND  OPERATING  LEASES  RESTRICT  OUR
FINANCIAL AND OPERATING ACTIVITIES AND IF WE FAIL TO  COMPLY WITH
THESE RESTRICTIONS, OUR DEBT OBLIGATIONS COULD BE ACCELERATED AND
OUR OPERATING LEASES COULD BE TERMINATED.

   The agreements relating to our outstanding indebtedness and some of our aircraft operating leases impose significant operating and financial restrictions on us. For example, the existing bank credit facility is collateralized by liens on some Lockheed L-1011 aircraft and engines owned by us and requires us to maintain compliance with specified financial ratios. In addition, the credit facility and the indenture relating to our 10.5% senior notes due 2004 prohibit or restrict in many respects our ability to incur additional indebtedness, create material liens on our assets, sell assets or engage in mergers or consolidations, redeem or repurchase outstanding debt, make specified investments, pay cash dividends or engage in other significant transactions. The indenture for our 9.625% notes due 2005 contains similar restrictions. Our indentures generally do not limit our ability to enter into aircraft leases accounted for as operating leases.

   Our ability to comply with any of these restrictions and with loan repayment provisions will depend upon our future performance, which will be subject to prevailing economic conditions and other factors, including factors beyond our control. A failure to comply with any of these obligations could result in an event of default under one or more of these agreements and operating leases, which could permit acceleration of the debt under our principal financing agreements and termination of our aircraft operating leases, some of which contain cross-default or cross-acceleration provisions.

A CHANGE OF CONTROL  OF  OUR  COMPANY WILL ACCELERATE OUR PAYMENT
OBLIGATIONS UNDER OUR NOTES AND CREDIT FACILITIES.

   Upon a change of control of Amtran, holders of our 10.5% notes due 2004 and 9.625% notes due 2005 may require us to repurchase all or a portion of such notes that they hold at 101% of the principal amount of those notes, together with accrued and unpaid interest to the date of repurchase. In these circumstances, we may not have the financial resources to repay these notes and any other indebtedness that would become payable upon the occurrence of a change of control.

THE HIGH LEVEL OF COMPETITION  IN OUR INDUSTRY PLACES PRESSURE ON
OUR  PROFIT  MARGINS  AND  WE  MAY  NOT   BE   ABLE   TO  COMPETE
SUCCESSFULLY.

   Our products and services face varying degrees of competition in diverse markets.

   COMPETITION FOR SCHEDULED SERVICES

   In scheduled service, we compete both against the major U.S. scheduled service airlines and, from time to time, against smaller regional or start-up airlines. Competition is generally on the basis of price, frequency, quality of service and convenience. All of the major U.S. scheduled airlines are larger and most have greater financial resources than we do. Where we seek to expand our service by adding routes or frequency, competing airlines may respond with intense price competition. In addition, when other airlines seek to establish a presence in a market, they may engage in significant price discounting. Because of our size relative to the major airlines, we are less able to absorb losses from these activities than many of our competitors.

   COMPETITION FOR COMMERCIAL CHARTER SERVICES

   In the commercial charter market, we compete both against the major U.S. scheduled airlines, as well as against smaller U.S. charter airlines. We also compete against several European and Mexican charter and scheduled airlines, many of which are larger and have substantially greater financial resources than we do. The scheduled carriers compete for leisure travel customers with our commercial charter operations in a variety of ways, including wholesaling discounted seats on scheduled flights to tour operators, promoting to travel agents prepackaged tours for sale to retail customers and selling discounted, excursion airfare-only products to the public. As a result, all charter airlines, including us, generally must compete for customers against the lowest revenue-generating seats of the scheduled airlines. During periods of dramatic fare cuts by the scheduled airlines, we are forced to respond competitively to these deeply discounted seats.

   We also compete directly against other charter airlines. In the United States, these charter airlines are smaller in size than we are. In Europe, several charter airlines are at least as large or larger than we are. Some of these charter airlines are affiliates of major scheduled airlines or tour operators. As a result, in addition to greater access to financial resources, these charter airlines may have greater distribution capabilities, including, in some cases, exclusive or preferential relationships with affiliated tour operators.

   COMPETITION FOR MILITARY/GOVERNMENT CHARTER SERVICES

   The allocation of U.S. military air transportation contracts is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use to the military. The formation of competing teaming arrangements that have larger partners than those in which we participate, an increase by other air carriers in their commitment of aircraft to the military, or the withdrawal of our current partners, could adversely affect our U.S. military charter business.

THE LOW MARGINS AND HIGH FIXED COSTS ASSOCIATED WITH OUR INDUSTRY
MAKE US VULNERABLE TO SHORTFALLS FROM EXPECTED REVENUE LEVELS.

   The airline industry as a whole and scheduled service in particular are characterized by low gross profit margins and high fixed costs. The costs of operating each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in pricing or traffic mix could, in the aggregate, have a significant effect on operating and financial results. Accordingly, a shortfall from expected revenue levels could have a significant effect on earnings.

OUR  EARNINGS  HAVE BEEN VOLATILE AND SIGNIFICANT FLUCTUATIONS IN
OUR EARNINGS COULD  HAVE  AN ADVERSE IMPACT ON THE MARKET FOR OUR
COMMON STOCK.

   For the years ended December 31, 1996, 1997 and 1998, we had a net loss of $26.7 million, net income of $1.6 million and net income of $40.1 million, respectively. The substantial net loss in 1996 reflected a number of factors, including:

   <circle>a  significant  increase in competition from larger carriers in the scheduled service markets served by us;

   <circle>the negative impact  on low fare carriers resulting from unfavorable media coverage of the effects of the ValuJet accident in Florida and, to a lesser extent, our own decompression incident;

   <circle>a significant increase in fuel costs; and

   <circle>a  federal  excise  tax  on  jet  fuel  that became effective on October 1, 1995.

In response, we implemented significant changes to our business in 1996 and 1997. Although we recorded net income for 1997 and 1998, we cannot assure you that this profitability will continue. Moreover, because of the cyclicality of the airline industry, we expect that our results of operations will continue to be subject to volatility.

BECAUSE OF THE SEASONALITY  OF  OUR  BUSINESS,  PERIOD  TO PERIOD
COMPARISONS OF OUR RESULTS OF OPERATIONS MAY NOT BE MEANINGFUL.

   Seasonal factors significantly affect our business, typically resulting in significant fluctuation in quarterly operating results. Historically, we have experienced reduced demand during the fourth quarter, as demand for leisure airline services during this period is lower relative to other times of the year. In 1998, our results for the first three quarters were significantly stronger than we have experienced in any comparable first three quarters of any prior year. Also in 1998, we experienced our first profitable fourth quarter since becoming a public company in 1993. We cannot assure you that the level of profitability achieved in 1998 will be maintained in subsequent years.

SIGNIFICANT   INCREASES  IN  THE  COST  OF  AIRCRAFT  FUEL  COULD
MATERIALLY AFFECT OUR OPERATING RESULTS.

   Because fuel costs are a significant portion of our operating costs (approximately 20.0% for 1997 and 16.3% for 1998), significant changes in fuel costs would materially affect our operating results. Fuel prices continue to be impacted by, among other factors, political and economic influences that we cannot control. If a fuel supply shortage resulting from a disruption of oil imports or other events occurred, then higher fuel prices or the curtailment of scheduled service could result. However, we have been able to reduce some of the risks associated with a rise in fuel costs. For 1997 and 1998, we derived approximately 52.5% and 44.4% of our total operating revenues from contracts which enabled us to pass through increases in fuel costs, including contracts with the U.S. military. We are exposed to increases in fuel costs associated with tour operators that occur within 14 days of flight time, to all increases associated with our scheduled service, other than bulk seat sales, and to increases affecting contracts that do not include fuel cost escalation provisions. We are also exposed to the risk that a substantial rise in fuel costs could cause a reduction in leisure travel and/or the cancellation or renegotiation of previously-booked commitments from tour operators.

MR.  J.  GEORGE  MIKELSONS HAS EFFECTIVE CONTROL OVER ANY  MATTER
SUBMITTED TO A VOTE OF OUR STOCKHOLDERS.

   J. George Mikelsons, Chairman of the Board, currently owns approximately 69.0% of our outstanding common stock, and possesses control of our company. Consequently, he has the effective ability to elect all of our directors and to effect or prevent specified corporate transactions which require majority approval, including mergers, going-private transactions and other business combinations. In addition, Mr. Mikelsons has the right to require us to register his shares of common stock for sale under the Securities Act.

WE  ARE  A  HOLDING  COMPANY AND WE RELY ON DIVIDENDS  AND  OTHER
PAYMENTS FROM OUR SUBSIDIARIES TO FUND OUR OBLIGATIONS.

   As a holding company, we derive all of our operating income from our subsidiaries, including American Trans Air, Inc., or ATA, a passenger airline. As our operations are conducted principally through ATA and our other subsidiaries which provide airline related services, we must rely on dividends and other payments from our subsidiaries to provide us with the funds necessary to meet our obligations. Our subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividend or to make any other distribution to us, or to otherwise make funds available to us. The ability of our subsidiaries to make such payments will be subject to, among other things, the availability of sufficient cash, and will be subject to restrictive covenants in the documents governing our current and future credit facilities and debt agreements.

THE EXISTENCE OF A SIGNIFICANT DISPUTE WITH ANY SIZABLE NUMBER OF
OUR EMPLOYEES  COULD  HAVE  A  MATERIAL  ADVERSE  EFFECT  ON  OUR
OPERATIONS.

   Our flight attendants are represented by the Association of Flight Attendants and our cockpit crews are represented by the Air Line Pilots Association. The current collective bargaining agreement with the Association of Flight Attendants became amendable, but did not expire, in December 1998 and the current collective bargaining agreement with the Air Line Pilots Association becomes amendable, but does not expire, in September 2000. We commenced negotiations with the Association of Flight Attendants in the third quarter of 1998 to amend our existing collective bargaining agreement, but we cannot assure you that there will not be work stoppages or other disruptions.

LOSS  OF OR DEFAULT BY ONE OR MORE OF OUR MAJOR  CUSTOMERS  COULD
HURT OUR BUSINESS BY REDUCING OUR REVENUES.

   If a customer which has contracted with us cancels or defaults on its contract or contracts, we may be unable to obtain other business to cover the resulting loss in revenues. If the size of the contract or contracts is significant enough, that default or cancellation could have a material adverse effect on us.

   Our largest customer during each of 1996, 1997 and 1998 was the U.S. military, accounting for approximately 11.2%, 16.8% and 13.3% of our total operating revenues. In 1997 and 1998, our five largest non-military customers accounted for approximately 16.2% and 14.4% of total operating revenues, and our ten largest non-military customers accounted for approximately 20.8% and 17.5% of total operating revenues for the same periods. No single non-military customer accounted for more than 10% of total operating revenues during this period.

WE RELY  ON TRAVEL AGENTS AND TOUR OPERATORS FOR TICKET SALES AND
ANY EFFORT  BY TRAVEL AGENCIES OR TOUR OPERATORS TO FAVOR ANOTHER
AIRLINE OR TO DISFAVOR US COULD ADVERSELY IMPACT US.

   Approximately 71% of our revenues for 1997 and 68% of our revenues for 1998 were derived from tickets sold by travel agents or tour operators. Travel agents and tour operators generally have a choice between one or more airlines when booking a customer's flight. Our relations with travel agencies and tour operators could be affected by, among other things, override commissions offered by other airlines, by an increase in our arrangements with other distributors of its tickets or by the introduction of alternative methods of selling tickets. Although management intends to continue to offer attractive and competitive products to travel agencies and tour operators and to maintain favorable relations with travel agencies and tour operators, we cannot assure you that travel agencies or tour operators will not disfavor us or favor other airlines in the future. Any effort by travel agencies or tour operators to favor another airline or to disfavor us could adversely impact us.

THE  INDUSTRY  THAT WE OPERATE IN IS  VULNERABLE  TO  CHANGES  IN
GENERAL ECONOMIC CONDITIONS.

   The condition of the U.S. and European economies, including fluctuations in currency exchange rates, may impact the demand for leisure travel and our competitive pricing position and influence the profitability of our operations. The vast majority of our commercial charter and scheduled airline business is leisure travel. Because leisure travel is discretionary, we have historically tended to experience somewhat weaker financial results during economic downturns and other events affecting international leisure travel, such as the Persian Gulf War.
Nevertheless, our performance during these periods has been significantly better than that of the U.S. airline industry as a whole.

OUR BUSINESS AND OUR INDUSTRY ARE HIGHLY REGULATED AND GOVERNMENT
REGULATIONS MAY MATERIALLY LIMIT OUR OPERATIONS.

   We are subject to regulation by the Department of Transportation and the Federal Aviation Administration under the provisions of the Federal Aviation Act of 1958, as amended, and by various other governmental agencies. The Department of Transportation regulates principally economic issues affecting air service, including, among other matters, air carrier certification and fitness, insurance, certain leasing arrangements, allocation of route rights and authorization of proposed scheduled and commercial and military charter operations, allocation of landing slots, departure slots in certain instances, consumer protection and competitive practices. The Federal Aviation Administration primarily regulates flight operations, especially matters affecting air safety, including, among other matters, airworthiness requirements for each type of aircraft we operate and pilot and crew certification. We believe we are in compliance with all requirements necessary to maintain in good standing our operating authority granted by the Department of Transportation and our air carrier operating certificate issued by the Federal Aviation Administration. A modification, suspension or revocation of any of our Department of Transportation or Federal Aviation Administration authorizations or certificates could have a material adverse effect upon us.

   In the last several years, the Federal Aviation Administration has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. We expect to continue to incur expenditures for the purpose of complying with the Federal Aviation Administration's noise and aging aircraft regulations.

   We hold several Certificates of Public Convenience and Necessity, as well as other forms of authority issued by the Department of Transportation and an operating certificate issued by the Federal Aviation Administration. Each of those authorities is subject to continued compliance with applicable stated rules and regulations pertaining to the airline industry, including any new rules or regulations that may be adopted in the future.

   We are subject to the jurisdiction of the Federal Communications Commission regarding the use of radio facilities. In addition, we are subject to regulation on our international flights by the Commerce Department, the Customs Service, the Immigration and Naturalization Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture. Also, while our aircraft are in foreign countries on international flights, we must comply with the requirements of similar authorities in those countries. We are also subject to compliance with standards for aircraft exhaust emissions promulgated by the Environmental Protection Agency pursuant to the Clean Air Act of 1970, as amended. We are also subject to regulations adopted by the various local authorities which operate the airports we serve throughout our route network, including but not limited to aircraft noise regulations and curfews. While we intend to maintain all appropriate government licenses and to comply with all appropriate standards, we cannot assure you that we can maintain those licenses or that those standards will not change in the future.

   Under the Airport Noise and Capacity Act of 1990 and related Federal Aviation Administration regulations, our aircraft must comply with specified Stage 3 noise restrictions by specified deadlines. These regulations required that we achieve a 75% Stage 3 fleet by December 31, 1998, and will prohibit us from operating any Stage 2 aircraft after December 31, 1999. As of December 31, 1998, 83.3% of our fleet met Stage 3 requirements. We expect to meet future Stage 3 fleet requirements through Boeing 727-200 hushkit modifications, combined with additional future deliveries of Stage 3 aircraft.

   At our aircraft line maintenance facilities, we use materials which are regulated as hazardous under federal, state and local law. We are required to maintain programs to protect the safety of our employees who use these materials and to manage and dispose of any waste generated by the use of these materials in compliance with those laws. More generally, we are also subject at these facilities to federal, state and local regulations relating to protection of the environment and to discharge of materials into the environment. We do not expect that the costs associated with ongoing compliance with any such regulations at these facilities will have a material adverse effect upon our capital expenditures, earnings or competitive position.

   Additionally, laws and regulations have been proposed from time to time which could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers, and the retention of these routes, is regulated by treaties and related agreements between the United States and foreign governments which are amended from time to time. We cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect us.

BONDING AND ESCROW REQUIREMENTS  IMPOSED  ON US BY THE DEPARTMENT
OF TRANSPORTATION COULD REDUCE OUR LIQUIDITY AND CAUSE US TO FUND
HIGHER LEVELS OF WORKING CAPITAL.

   Under current Department of Transportation regulations relating to commercial charter transportation originating in the United States, commercial charter airline tickets must generally be paid for in cash and all funds from the sale of commercial charter seats, and in some cases the costs of land arrangements must be placed into escrow by the tour operator or protected by a surety bond. Currently, we provide a third party bond which is unlimited in amount to satisfy our obligations under these regulations. Under our bonding arrangements, the issuer of the bond has the right to terminate the bond at any time on 30 days' notice. We provide a $1.5 million letter of credit to secure our potential obligations to the issuer of the bond. If the bond were materially limited or canceled, we, like all other U.S. charter airlines, would be required to escrow funds to comply with the Department of Transportation requirements summarized above. Compliance with these requirements would reduce our liquidity and require us to fund higher levels of working capital ranging up to $16.9 million based on 1998's peak pre-paid bookings.

IF WE BECOME SUBJECT TO LIABILITY CLAIMS THAT  ARE NOT ADEQUATELY
COVERED BY INSURANCE, WE MAY HAVE TO BEAR LOSSES WHICH COULD HAVE
A MATERIAL ADVERSE EFFECT ON US.

   We may incur losses in the event of an aircraft accident. An accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also potential claims of injured passengers and others. We are required by the Department of Transportation to carry liability insurance on each of our aircraft. We currently maintain public liability insurance in the amount of $1.5 billion. Although we believe our insurance coverage is adequate, we cannot assure you that the amount of insurance coverage will not be changed or that we will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on our business, financial condition and results of operations, and could seriously inhibit passenger acceptance of the our services. Our insurance policies also impose geographic restrictions on where we may provide airline service.

WE HAVE NOT PAID ANY DIVIDEND SINCE BECOMING A PUBLIC COMPANY  IN
1993  AND WE DO NOT CURRENTLY ANTICIPATE PAYING CASH DIVIDENDS ON
OUR COMMON STOCK.

   We expect to retain any earnings generated from our operations for use in our business. Any future determination as to the payment of dividends will be at the discretion of our board of directors and will depend upon our operating results, financial condition and capital requirements, general business conditions and other factors that the board deems relevant. Our ability to pay dividends is also limited by other factors, including the ability of our subsidiaries to make dividend and other payments to us and the terms of our various credit facilities and debt instruments. As a result, we cannot assure you that we will pay dividends at any time in the future. Under the covenant that most restricts our ability to pay dividends, the maximum amount available for the payment of dividends was $6.6 million as of June 30, 1999.

A LIMITATION ON OUR USE OF NET OPERATING LOSS CARRYFORWARDS COULD
BE MATERIALLY ADVERSE TO US.

   We have approximately $47.3 million of net operating loss carryforwards and $8.7 million of alternative minimum tax and other tax credit carryforwards as of December 31, 1998, which may be available to reduce U.S. federal income taxes payable by us in the future. However, if we experience an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, our use of these net operating loss carryforwards and investment tax credit carryforwards could be limited.

   In general, an ownership change under Section 382 will occur if, over a three-year period, stockholders who own 5% or more of the capital stock of the corporation increase their percentage ownership by more than 50 percentage points in the aggregate. The effect on us of a limitation on the use of our tax attributes in the event of an ownership change in the future would depend on a number of factors, including our profitability and the timing of the sale of assets. Some of these factors are beyond our control. This type of a limitation could be materially adverse to us under certain circumstances. In addition, for financial reporting purposes, this type of ownership change could require us to reduce the amount of our deferred tax benefits, resulting in a charge to our earnings.

ANTI-TAKEOVER  PROVISIONS  IN  OUR  ORGANIZATIONAL  DOCUMENTS AND
INDIANA  LAW COULD DETER TAKEOVER ATTEMPTS THAT STOCKHOLDERS  MAY
THINK ARE IN THEIR BESTS INTERESTS.

   If, at any time, Mr. Mikelsons and his permitted transferees under our Restated Articles of Incorporation no longer beneficially own in the aggregate 50% or more of the combined voting power of our outstanding stock entitled to vote generally in the election of directors, provisions of our Articles and By-Laws will become effective that may discourage attempts to acquire our company or to remove incumbent management even if some or a majority of our shareholders deemed the attempt to be in their best interests.

   The provisions of our Articles that would come into effect include:

   <circle>the division of our board of directors  into  three classes serving staggered three-year terms;

   <circle>the removal of directors only for cause and only by a majority of the then outstanding shares of voting stock, voting together as a single class; and

   <circle>requiring  shareholders  representing  80%  of  the voting power and a majority of voting stock held by disinterested stockholders to approve some mergers, sales of assets, and other transactions involving interested shareholders and to amend various provisions of the Articles.

   The requirement of a supermajority vote to approve some corporate transactions and some amendments to the Articles could enable a minority of our shareholders to exercise veto powers over these transactions and amendments. So long as Mr. Mikelsons owns more than 20% of the combined power of the outstanding voting stock, he will be able to exercise these veto powers.

YEAR 2000 ISSUES MAY ADVERSELY AFFECT OUR BUSINESS.

   Until recently, many computer programs were written to store only two digits of year-related date information to make the storage and manipulation of data more efficient. Programs which use two digit date fields, however, may not be able to distinguish between such years as 1900 and 2000. In some circumstances, this date limitation could result in system failures or miscalculations, potentially causing disruptions of business processes or system operations.

   We are currently preparing our software systems and hardware components for compliance with year 2000 readiness standards. We are also communicating with third-party vendors and suppliers to determine their compliance with year 2000 readiness standards, and ensure that we continue to receive essential goods and services without interruption. We believe, based upon our assessment of year 2000 readiness, that we will be prepared to mitigate all significant risks of business and operational disruption arising from Year 2000-defective computer components. Our preparedness depends on the availability of a wide range of technical skills from both internal and external sources, and also depends on the availability of purchased software and hardware components. We cannot be certain that these resources and components can be acquired in the quantities needed, or by the times needed, to successfully ensure readiness, and it is possible that we could suffer serious disruptions to business processes and operations as a consequence of system failures attributable to the year 2000 problem. These disruptions could impair our ability to operate our flight schedule, and could impose significant economic penalties on us by increasing the cost of operations through the temporary loss of efficiencies provided by computer software and hardware.

   In addition, we cannot be certain that domestic and foreign air transportation infrastructure, like airports and air traffic control systems, will fully comply with year 2000 requirements by the end of 1999. A significant lack of readiness of the air transportation infrastructure to meet year 2000 standards could result in a material adverse effect on our results of operations and financial condition by imposing serious limitations on our ability to operate our flight schedule.


                          ABOUT AMTRAN

GENERAL

   Amtran owns American Trans Air, Inc., or ATA, the eleventh largest passenger airline in the United States (based on 1998 revenues) and is a leading provider of airline services in selected market segments. Amtran is also the largest commercial charter airline in the United States and the largest charter provider of passenger airline services to the U.S. military, in each case based on 1998 revenues. For the quarter ended June 30, 1999, the revenues of Amtran consisted of 57.6% scheduled service, 21.1% commercial charter service and 9.7% military charter service, with the balance derived from related travel services.

SCHEDULED SERVICE

   Amtran provides scheduled service through ATA to selected destinations primarily from its gateways at Chicago-Midway and Indianapolis and also provides transpacific services between the western United States and Hawaii. Amtran focuses on routes where it believes it can be a leading provider of nonstop service and targets leisure and value-oriented business travelers.

COMMERCIAL CHARTER SERVICE

   Amtran is the largest commercial charter airline in the United States and provides services throughout the world, primarily to U.S., South American and European tour operators. Amtran seeks to maximize the profitability of these operations by leveraging its leading market position, diverse aircraft fleet and worldwide operating capability. Amtran believes its commercial charter services are a predictable source of revenues and operating profits in part because its commercial charter contracts require tour operators to assume capacity, yield and fuel price risk, and also because of Amtran's ability to readily re-deploy assets into favorable markets. Amtran's commercial charter services are marketed and distributed through a network of domestic and international sales offices.

MILITARY/GOVERNMENT CHARTER SERVICE

   Amtran has provided passenger airline services to the U.S. military since 1983 and is currently the largest charter provider of these services. Amtran believes that because these operations are generally less seasonal than leisure travel, they have tended to have a stabilizing impact on Amtran's operating margins. The U.S. government awards one year contracts for its military charter business and pre-negotiates contract prices for each type of aircraft that a carrier makes available. Amtran believes that its fleet of aircraft is well suited to the needs of the military for long-range service.

   Amtran is an Indiana  corporation which was organized in 1989.
Amtran's executive offices  are  located  at 7337 West Washington
Street, Indianapolis, Indiana  46231, and its telephone number is
(317) 247-4000.


                         USE OF PROCEEDS

   All of the shares of the common stock, without par value, of Amtran (the "Shares") offered hereby are being sold by the persons identified in the prospectus (the "Selling Shareholders"). Amtran will not receive any of the proceeds from the sale of the Shares. Amtran will pay certain expenses relating to this offering, estimated to be approximately $25,000. See "Selling Shareholders."


                      SELLING SHAREHOLDERS

   The following table sets forth certain information regarding ownership of the Amtran common stock by the Selling Shareholders as of September 1, 1999, including the number of Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer all or a portion of the Shares for resale from time to time. See "Plan of Distribution." All of the Shares were issued in connection with the acquisition by Amtran of Chicago Express Airlines, Inc., a Georgia corporation, on May 18, 1999, in a
transaction   that   was   exempt  from  registration  under  the
Securities Act of 1933, as amended, in reliance upon the exemption provided by Section 4(2) thereof. The registration statement of which this prospectus is a part was filed pursuant to the definitive agreement relating to such acquisition.

                      Number of     Number of    Shares of
                      Shares of     Shares of  Common Stock
                    Common Stock     Common    Beneficially
                    Beneficially      Stock     Owned After
     Selling       Owned Prior to    Offered   OFFERING (1)
  SHAREHOLDERS      OFFERING (1)     HEREBY   NUMBER   PERCENT

Carol J. Brady         63,190        63,190      0        *
Glenn Schaab           15,798        15,798      0        *


* The number of shares indicated does not exceed one percent of the number of shares of common stock outstanding.

   (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table, each Selling Shareholder named in the table above has sole voting and investment power with respect to the shares set forth opposite such Selling Shareholder's name.


                      PLAN OF DISTRIBUTION

   All or part of the Shares may be offered by the Selling Shareholders from time to time in transactions on the Nasdaq Stock Market, in privately negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. For purposes of this prospectus, the term "Selling Shareholders" includes donees, transferees, pledgees or other successors in interest of or to the Selling Shareholders that receive the Shares as a gift, partnership distribution or other non-sale related transfer. The Selling Shareholders will act independently of Amtran in making decisions with respect to the timing, manner and size of each sale. The methods by which the Shares may be sold or distributed may include, but are not limited to, the following:

     (a) a cross or block trade in which the broker or dealer engaged by the Selling Shareholders will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

     (c) an exchange distribution in accordance with the rules of such exchange;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     (e)  privately negotiated transactions;

     (f) short sales or borrowings, returns and reborrowings of the Shares pursuant to stock loan agreements to settle short sales;

     (g) delivery in connection with the issuance of securities by issuers, other than Amtran, that are exchangeable for (whether on an optional or mandatory basis), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

     (h)  a  combination  of  any   such   methods   of  sale  or
          distribution.

   In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the Selling Shareholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Shareholders may also sell the Shares in accordance with Rule 144 under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

   If the Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time, in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Shares specified in such prospectus supplement if any such Shares are purchased. This prospectus also may be used by brokers who borrow the Shares to settle short sales of shares of Amtran common stock and who wish to offer and sell such Shares under circumstances requiring use of the prospectus or making use of the prospectus desirable.

   From time to time, the Selling Shareholders may engage in short sales, short sales against the box, puts, calls and other transactions in securities of Amtran, or derivatives thereof, and may sell and deliver the Shares in connection therewith.

   None of the proceeds from the sales of the Shares by the Selling Shareholders will be received by Amtran. Amtran will bear certain expenses in connection with the registration of the Shares being offered by the Selling Shareholders, including all costs incident to the offering and sale of the Shares to the public other than any sales, broker's or underwriting commissions or fees.

   The Selling Shareholders, and any broker-dealer who acts in connection with the sale of Shares hereunder, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.


                          LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Amtran by Baker & Daniels, Indianapolis, Indiana.


                             EXPERTS

   The consolidated financial statements of Amtran as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in Amtran's annual report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

424B.wpd